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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-18198

                           NOTIFICATION OF LATE FILING

                                  (Check One):
     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB
     [ ] Form N-SAR

     For Period Ended: January 31, 1999
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     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For Transition Period Ended: ______________________________________________


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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:.........................
 ................................................................................

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PART I--REGISTRANT INFORMATION

         Full Name of Registrant DeVlieg-Bullard, Inc.
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         Former Name if Applicable
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         Address of Principal Executive Office (Street and Number)
         One Gorham Island
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         City, State and Zip Code: Westport, Connecticut  06880
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PART II--RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III--NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         During fiscal 1998, the Registrant implemented a change to outsourcing a major portion of the parts relating to its National Acme machines. As a result of planning difficulties encountered during the changeover to outsourcing, the Registrant had inadequate inventory levels to support the Registrant during the transition. As a result, the Registrant's Services and Machine Tool Groups encountered disruptions in production that adversely affected the Registrant's results of operations during fiscal 1998. Decreased sales in these operating groups has adversely affected the Company's liquidity position, which resulted in delayed payments to vendors and caused a further lack of availability of parts during the first six months of fiscal 1999.

         As a result of these events, the Registrant was not in compliance with certain financial covenants contained in its senior and subordinated credit facilities at January 31, 1999. The Company has received waivers for such non-compliance from its subordinated lenders. The Company is seeking waivers from its senior lenders and attempting to renegotiate certain of the covenants and other provisions of its senior and subordinated credit facilities. As a result of these developments, management has been unable to finalize its consolidated financial statements for the three and six months ended January 31, 1999 without unreasonable effort or expense. The Registrant will file its Quarterly Report on Form 10-Q on or before March 22, 1999.

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PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

            Richard Sappenfield            (216)                  268-4200
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                  (Name)                (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [X] Yes     [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RESULTS FOR THE FISCAL 1999 SECOND QUARTER

Net sales for the fiscal 1999 second quarter ended January 31, 1999 were $24.4 million, compared with $28.0 million in the prior-year period. Operating loss, excluding other income and expense, for the second quarter 1999 was $5.9 million, compared with an operating loss, excluding other income and expense, of $2.6 million a year ago, due primarily to lower sales from the Company's operating groups, operational complications resulting from the Company's lack of available cash, and the additional reserves taken in the second quarter.

During the quarter, the Company recorded a $4.0 million charge, or $0.20 per share after tax, for costs associated with management restructuring and plant closings. The charge included a reserve for severance costs related to several senior management changes as well as moving and other costs associated with the closing of the Company's headquarters in Westport, Conn., which is expected to be complete in May 1999; potential costs associated with the closing of the Company's National Acme Cleveland facility, plans for which are being finalized; a writedown of certain machines at the Company's National Acme and Mideastern facilities; and the write-off of an investment in a mainframe computer system at National Acme. Including the $4.0 million charge, the Company's net loss for the 1999 second quarter totaled $5.2 million, or $0.37 per share.

RESULTS FOR THE FISCAL 1999 FIRST HALF

For the six months ended January 31, 1999, net sales were $51.0 million compared with $54.5 million in the prior-year period. Operating loss, excluding other income and expense, for the first six months of fiscal 1999 was $6.6 million compared with an operating loss, excluding other income and expense, of $860,000 in the year-ago first six months. Net loss before the second-quarter charge described above was $3.7 million, or $0.26 per share, for the 1999 first six months, versus a net loss of $2.2 million, or $0.15 per share, in the prior-year period. Including the charge, the Company's net loss for the first six months of fiscal 1999 was $6.4 million, or $0.45 per share.



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DeVlieg-Bullard, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 17, 1999                   By: /s/ Richard W. Sappenfield
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                                       Name: Richard W. Sappenfield
                                       Title: Chief Executive Officer